September 13, 2018

VIA EDGAR

Ms. Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, Mutual Fund Series Trust (the "Registrant"), on behalf of its new series, Catalyst Enhanced Income Strategy Fund (“Fund”), hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 370 to the Registrant's Registration Statement (the "Amendment"), which was filed on September 13, 2018, to September 27, 2018, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on November 27, 2018.

The Amendment addresses the Commission’s comments to Post-Effective Amendment No. 356, which was withdrawn on August 30, 2018. Post-Effective Amendment No. 356 was filed on May 4, 2018 to provide for principal investment strategy and risk changes with respect to Catalyst Insider Income Fund, an existing series of the Registrant. Post-Effective Amendment No. 356 was withdrawn so that the Fund could be launched as a separate series of the Registrant. The Fund’s principal investment strategy and risks are the same as those reflected in Post-Effective Amendment No. 356, which has been previously reviewed by the Staff. If you have any questions concerning this request, please contact JoAnn Strasser at (614) 469-3265 or Philip Sineneng at (614) 469-3217.

Mutual Fund Series Trust	Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi	By: /s/ William J. Strait
Name: Jerry Szilagyi	Name: William J. Strait
Title: Trustee	Title: President